MAIL STOP 3561


								December 12, 2005



William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY  10022


RE:	North American Insurance Leaders, Inc.
	Registration Statement on Form S-1
	Amendment No. 2 Filed November 25, 2005
      File No. 333-127871

Dear Mr. de Jonge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement repeated in your registration statement that
"The inclusion of capital investments in the calculation of transaction value differs from the methodology of other blank-check companies." Such statement should be expanded to explain how the definition differs, why it differs, and the possible impact of such differences on the manner by which the company will search for, locate, and enter into a business combination transaction. Additionally, any material risks to investors that result from such methodology of calculating transaction value should be included as individual risk factors.

2. With respect to each of the options you disclose that the company may pursue in effecting an initial business combination, the prospectus should be revised to provide investors with a thorough understanding of how each such transaction option is impacted by the manner in which proceeds from the offering in the form of a capital investment would be included towards determining "transaction value."

The following examples, which are intended to be only illustrative and not exhaustive, may be useful in providing investors a full understanding of how each option could affect them and their investment.

For example, we believe it would be appropriate for the company`s disclosure to include, among other things:

* The analysis of transaction value provided in your response letter.

* A detailed discussion of what the phrase "to support the growth or maintenance of underwriting capacity" means, including any limitations this use would place on the company. As part of your discussion, you should disclose whether such phrase could mean that the company could conduct multiple acquisitions to grow underwriting capacity and whether a relatively small acquisition could be made first, which would be put to a shareholder vote, followed by a subsequent, much larger acquisition, which would then not be put to shareholder vote and which would not permit cash conversions.

* The prospect for acquiring a "distressed" insurer or a weak or undervalued line of business. We note that your response letter discusses the possibility of such a transaction.

* With respect to the fourth option proposed for an initial business combination, your prospectus should be revised to provide the disclosure required for a start-up insurance co. That particular option now says that offering proceeds will be used "to support the growth or maintenance of its underwriting capacity". However, a start-up would have many costs beyond those, (e.g., office, staff, management, regulatory approvals, etc.). You should also discuss the steps necessary to create a new company and take it to operation, including timing of such steps.

*
The possible adverse effects on investors from the various scenarios in separate risk factors, if material.

3. Statements such as that found on page 43 that indicate your acquisition criteria are "similar" to those of other blank checks should be revised.

4. We note your response to comment one from our letter of November
17, 2005 with respect to the manner in which you have defined "Business Combination," "Transaction Value," and "Insurance-Related
Business" in your prospectus. Please disclose the manner by which the company would determine the amount of capital necessary to obtain regulatory or rating agencies` approval for each of your four proposed business combination scenarios in advance of submitting such transactions to the Company`s shareholders for approval. Additionally, with a view towards disclosure, please advise as to the specific percentage of net assets you would propose to allow the company to set aside for such purpose.

5. We note that it appears that certain existing shareholders "have agreed" to purchase the D&O Rights from the company. As such, it appears to the staff that the existing shareholders have already made the investment decision to purchase such Rights. Please provide us with an analysis of how the agreement to purchase shares by the existing shareholders conforms with the requirements for the offer and sale of securities set forth by Section 5 of the Securities Act of 1933. Additionally, we note in your disclosure that such purchases may be made by "designees" of the existing shareholders. Please elaborate on your definition of the term "designees" to clarify who specifically would be included in such definition. We may have further comment.

6. We note your disclosure that neither the deferred underwriting discount nor the proceeds of the issuance and sale of the D&O rights would be available to stockholders who exercise their conversion right. Please advise the Staff as to the company`s reason(s) for excluding such amounts from those electing to exercise their conversion right and provide an analysis as to how such an exclusion compares to other firm-commitment blank check offerings currently effective or in registration and how the exclusion compares with the
Rule 419 schema in general. Additionally, the section entitled "Comparison to Offerings of Blank Check Companies" should be amended.

7.
We note your response to comment three from our letter of November 17, 2005 with respect to when the initial distribution of the Company`s offering will end. Please include the first paragraph of such response as disclosure within your prospectus.

Dilution, page 35

8. We noted that the proceeds held in trust subject to conversion of cash in the numerator does not appear to represent 19.99% of the net proceeds from this offering (138,919,500). Please clarify and revise.

Notes to Financial Statements

Note E - Commitments, F-9

9. We note your revised disclosure surrounding the D&O rights. Tell us in detail how you intend to account for the D&O rights in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the D&O rights would appear to be material to your financial statements, please disclose the estimated fair value and the significant assumptions used in your estimate. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Thomas J. Friedman (by facsimile)
      	202-508-8100


William R. de Jonge
North American Insurance Leaders, Inc.
December 12, 2005
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